Exhibit 1

130 Adelaide Street West
Suite 2116
Toronto, Ontario
Canada M5H 3P5

News Release — January 13, 2010	TSX: PDL
10-01-NAP	NYSE Amex: PAL

NAP achieves commercial production at Sleeping Giant gold mine

Toronto, Ontario — North American Palladium Ltd. (“NAP”) achieved commercial production as of January 1, 2010 at its wholly-owned Sleeping Giant gold mine in the Abitibi region of northwestern Quebec. Production has increased steadily since the Company poured its first gold bars on October 6, 2009 and NAP expects to produce approximately 50,000 ounces of gold in 2010. Revenue and expenses for the Sleeping Giant gold mine will be reflected in the Company’s income statement effective January 1, 2010.

“We are extremely pleased to achieve this latest milestone in NAP’s evolution of becoming a diversified precious metals producer,” said William J. Biggar, the Company’s President and CEO. “I’d like to take this opportunity to thank all of our employees for their hard work in reaching this goal. We committed to spending Cdn. $7.5 million to get Sleeping Giant back in production by the end of 2009, and we did so on schedule and on budget. We intend to apply the same discipline to the planned restart this year of our Lac des Iles palladium mine in northwestern Ontario.”

NAP’s Sleeping Giant gold mine is approximately 80 kilometres north of the town of Amos, Quebec. Its proven and probable gold reserves total approximately 70,000 ounces from approximately 235,300 tonnes grading 9.3 and 9.4 g/t respectively. Its measured and indicated gold resources total approximately 82,000 ounces from approximately 250,000 tonnes grading 8.7 and 10.3 g/t respectively. The Company believes there is significant exploration upside at Sleeping Giant, and an aggressive exploration program is currently underway to add to the Company’s reserves and resources at Sleeping Giant, and extend the life of mine.

About North American Palladium

NAP is a Canadian precious metals company focused on the production of palladium and gold. Lac des Iles, the Company’s flagship mine, is one of North America’s two primary palladium producers. Located approximately 85 kilometres northwest of Thunder Bay, Ontario, Lac des Iles has produced palladium since 1993. NAP also owns and operates the Sleeping Giant mine located in the prolific Abitibi region of Quebec, which is expected to produce approximately 50,000 ounces of gold per year. The Company has extensive landholdings adjacent to both the Lac des Iles and Sleeping Giant mines, and is pursuing an aggressive exploration program aimed at increasing its reserves and resources in those areas. NAP trades on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

Qualified Person

Tyson C. Birkett, PhD, Eng., Director of Exploration for Quebec, is a qualified person as defined by National Instrument 43-101 and has reviewed the technical disclosure contained in this news release.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

United States investors are advised that terms such as “measured”, “indicated” and “inferred” resources are recognized and required by Canadian regulations but they are not recognized by the United States Securities and Exchange Commission. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Cautionary Statement on Forward Looking Information

Certain information included in this press release constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies including the possibility that the restart of the Lac des Iles mine may not proceed as planned, and that the metals prices and foreign exchange assumptions may differ from management’s expectations. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. In addition, there can be no assurance that the Company’s Lac des Iles mine will be successfully restarted, that the operations at the Sleeping Giant mine will be successfully maintained, or that other properties can be successfully developed. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

For further information please contact:

Annemarie Brissenden

Director, Investor Relations

Telephone: 416-360-7590 Ext. 226

Email: abrissenden@nap.com